Exhibit 99.1
Agenda 1 : Integrated Steel Works construction in India
     1. Business Plan : Construction of 4 million tons capacity (crude steel base), the 1st phase of integrated steel works
•	Products: HR Coil 2.5 million tons, Slab 1.5 million tons

•	Purpose: To build 4 million tons capacity first which is the 1st phase of

Integrated steel works at Orissa in India, where potential growth to a larger extent exists for the steel market, with abundant iron ore deposits

•	Period : 2006.1 ~ 2010.12
      2. Increase of Capital : Capital required for the 1st phase of integrated steel works shall be increased upon approval of Board of Directors year by year
Agenda 2 : The Rationalization Plan for Non-Oriented Electrical Steel Production Facilities at Pohang Works (1st Stage)
      1. Investment Details
•	Product : Non-Oriented Electrical Steel (0.3 million per year)

•	Purpose: To achieve future competitiveness of high grade Non-Oriented Electrical steel and to prepare for new demand in high grade market
      2. Construction Period: 2006. 1 ~ 2007. 10
     3. Investment Amount(KRW): 160.0 Billion
Agenda 3 : Donation
     1. Recipient : In-house Fund for Employees’ Welfare, POSTECH FOUNDATION and etc
     2. Appropriation amount (KRW): 90,664 million
     3. Total Appropriation amount from Apr. 1. 2005 (KRW) : 115,990 million